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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

February 14, 2014

Re:	iKang Guobin Healthcare Group, Inc.
Draft Registration Statement on Form F-1/C
Submitted Confidentially on January 21, 2014

CONFIDENTIAL TREATMENT REQUESTED

Attention:	Jeffrey P. Riedler
Austin Stephenson
Tabatha Akins
Andrew Mew

Dear Mr. Riedler:

On behalf of iKang Guobin Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, we are submitting the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on January 21, 2014.

This revised draft Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on January 21, 2014. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments in the letter dated February 3, 2014 by revising the draft Registration Statement to address the comment, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The revised draft Registration Statement also contains certain additional updates and revisions, including (1) the disclosure of the contractual arrangements which were entered into among ShanghaiMed iKang, Inc., our PRC subsidiary, Jiandatong Health Technology (Beijing) Co., Ltd., or Beijing Jiandatong, and one of Beijing Jiandatong’s shareholders in December 2013, and (2) the change of the listing venue from the New York Stock Exchange to the NASDAQ Global Select Market. The Company is also submitting exhibits 10.14, 10.22, 10.23, 10.24, 10.25 and 10.26 to the Registration Statement herewith.

Set forth below are the Company’s responses to the comments contained in the letter dated February 3, 2014 from the Staff. The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Prospectus Summary

Risks and Uncertainties, page 4

1. We note your response to our prior comment 4 and reissue the comment in part. Please expand the disclosure to provide a separate bullet briefly describing the risk related to the possibility that you may not be able to repatriate profits due to PRC laws and regulations. Additionally, please include a separate risk factor in your section entitled “Risks Related to Doing Business in China” beginning on page 35 in which you elaborate on this risk. Please specifically address all steps involved in repatriating profits and include a discussion of the PRC tax withholding requirements, unrelated to the general restrictions related to foreign investment, that must be satisfied before you can transfer funds attributable to profit from the PRC operating entities.

The Company respectfully advises the Staff that it has a risk factor entitled “Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiaries and our affiliated PRC entities, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements” beginning on page 40 of Risk Factors section, which discusses the risks related to restrictions on the ability of the Company’s PRC subsidiaries and affiliated PRC entities to pay dividends or make payments to the Company. In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 41 of the Registration Statement to expand this risk factor to include (i) the steps necessary for its PRC subsidiaries to make dividend distributions to the Company, and (ii) reference to disclosure regarding tax withholding requirements for the dividends paid by the Company’s PRC subsidiaries to the Company and scrutiny by tax authorities on the payments that the Company’s affiliated PRC entities can pay to its PRC subsidiaries. The Company believes that the current disclosure together with the expanded disclosure in this risk factor addresses the Staff’s comment. In addition, the Company has revised the disclosure on page 4 of the Registration Statement to add a bullet to describe the risk that the Company’s holding company structure may restrict its ability to receive dividends or other payments from its PRC subsidiaries and affiliated PRC entities.

2. We note your disclosure in the 8th bullet point on page 4 that you could be forced to “relinquish our economic interests in the assets and operations of our affiliated PRC entities.” We note, however, that you do not have an ownership interest in those affiliated PRC entities with which you have a contractual relationship. Please eliminate the reference here and elsewhere to your “economic interests” in “affiliated PRC entities,” or clarify here and throughout disclosure, as applicable, that that the PRC owned entities have only contractual relationships with, as opposed to ownership of, the PRC operating companies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 33, 34, 89 and 140 of the Registration Statement to use “economic benefits” instead of “economic interests” to avoid the confusion that the Company’s interests in the affiliated PRC entities are ownership of equity interests.

3. In the 10th bullet point on page 4, please additionally identify the principal shareholders of the other entities with whom your PRC subsidiaries have contractual relationships, namely iKang Hangzhou Xixi and Yuanhua Information, and state that these individuals also have interests and fiduciary duties that may conflict your interests.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement to identify the shareholders of its affiliated PRC entities and state that these individuals may have a potential conflict of interest with the Company.

Corporate Structure and History, page 5

4. We note the following statements on this page:

•	“Since our acquisition of iKang Holdings in 2007….”

•	“In July 2013, the company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., or Yuanhua WFOE, Yuanhua Information Technology Co., Ltd., or Yuanhua Information, a variable interest entity of Yuanhua WFOE, and Shanghai Yuanhua Clinic Co., Ltd….”

With regard to the first bullet point, it appears that iKang Holdings, or Shanghai iKang Guobin Holding Co., Ltd., was not acquired by you and has a contractual relationship with your subsidiary ShanghaiMed iKang, Inc. With regard to the second bullet point, it appears that your only equity interest is in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd., and that you have a contractual relationship with Yuanhua Information. Please revise your disclosure to eliminate the references to the acquisition of or equity interest in any PRC operating entities with which you have a contractual relationship, and please appropriately clarify your relationship to these entities on page 5, pages 52 to 55, and elsewhere throughout the prospectus as applicable.

In response to the Staff’s comment, the Company respectfully advises the Staff the following:

(1) The Company has deleted the references to the acquisition of Shanghai iKang Guobin Holding Co., Ltd., or iKang Holding, on pages 5 and 54 of the Registration Statement and clarified iKang Holding is an affiliated PRC entity with which ShanghaiMed iKang, Inc., or Beijing iKang, has contractual arrangements.

(2) The Company has revised the disclosure on pages 5 and 57 of the Registration Statement to clarify that the Company acquired a 100% equity interest in Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd, or Yuanhua WFOE, and Yuanhua WFOE entered into contractual arrangements with Yuanhua Information Technology Co., Ltd., or Yuanhua Information.

Risk Factors

“The amount and age of our accounts receivable have increased…,” page 20

5. Please update this information regarding accounts receivable and aging through the period ended September 30, 2013.

In response to the Staff’s comments, the Company has revised the disclosure on page 20 of the Registration Statement to update the numbers of accounts receivables for the period ended September 30, 2013.

Principal Shareholders, page 156

6. We note your response to our prior comment 19 and reissue the comment in part. We note that you have identified the parent companies of NewQuest Asian Investments Limited and Broad Street Principal Investments. Please additionally identify the natural person(s) who beneficially own(s) the shares held by these entities in the footnotes to the table.

The Company respectfully advises the Staff the following:

(1) In response to the Staff’s comment, the Company has revised the disclosure on page 160 of the Registration Statement to identify the persons who have investment power of NewQuest Asia Fund I, L.P. and NewQuest Fund I (G.P.).

(2) The Company respectfully advises the Staff that Broad Street Principal Investments, L.L.C.(“BSPI”) is wholly owned by The Goldman Sachs Group, Inc. (“GS Group”), a public company listed on the New York Stock Exchange. Goldman, Sachs & Co., a subsidiary of GS Group is the investment manager. Voting and investment decisions with respect to investments made by BSPI are made by the Merchant Banking Division Corporate Investment Committee of Goldman, Sachs & Co. (the “Investment Committee”). The Investment Committee is presently comprised of 18 managing and advisory directors of Goldman, Sachs & Co. or GS Group, as well as eight additional advisory members, and the membership of the committee changes from time to time at the discretion of Goldman, Sachs & Co. as personnel shift their positions within or retire from Goldman Sachs or for other business reasons. A complete listing of each of the current members and advisory members of this committee would not be meaningful to investors because decisions are made by Committee and the membership in such committee changes from time to time. In addition, the Company has revised the disclosure on page 160 of the Registration Statement to clarify that GS Group is a public company.

Taxation, page 189

7. We note your response to our prior comment 23. We also note your statement in the heading on page 189 that the discussion does not deal with “tax consequences under state, local and other tax laws.” However, we note that the discussion does deal with local laws as applicable to the PRC. Therefore, please appropriately qualify the statement in the heading to indicate, if true, that the discussion does not deal with tax consequences under “U.S. state, local and other tax laws.”

In response to the Staff’s comments, the Company has revised the disclosure in the heading on page 191 of the Registration Statement to qualify that the discussion does not deal with tax consequences under U.S. state and local tax laws.

Financial Statements and Notes

1. Organization and Principal Activities, page F-11

8. Please refer to your response to comment 24. Please revise your disclosure to include the information you indicated you would provide in your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-16 of the Registration Statement.

The Company respectfully acknowledges to the Staff that it has submitted the amended draft Registration Statement and this correspondence letter in accordance with the guidance that the Division of Corporate Finance of the Commission provided in its announcement dated October 11, 2012 with respect to responses to the Staff’s comments.

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Should any questions arise, please do not hesitate to contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Please acknowledge receipt of the submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Yours sincerely,

/s/ Li He
Li He

Enclosures

cc:	Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer

Mr. Yang Chen, Chief Financial Officer

    iKang Guobin Healthcare Group, Inc.

Mr. Mark Lian, Partner

Mr. Jeffrey Fu, Partner

    Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner

Mr. Daniel Fertig, Esq., Partner

    Simpson Thacher & Bartlett LLP

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